SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number 001-38512

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 804, 322 11th Avenue SW
Calgary, Alberta, Canada T2R 0C5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

The Registrant’s Management’s Discussion and Analysis of Operations and Financial Condition for the Three and Nine Months Ended September 30, 2025, included as Exhibit 99.2 of this Form 6-K and the Interim Financial Statements as of and for the Three and Nine Months Ended September 30, 2025, included as Exhibit 99.1 of this Form 6-K (Commission File No. 001-38512), furnished to the Commission on November 12, 2025, are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-289819), Form S-8 (File No. 333-279926), and Form F-4 (File No. 333-290954).

EXHIBIT NUMBER	DESCRIPTION

99.1	Oncolytics Biotech® Inc. September 30, 2025 Interim Financial Statements
99.2	Oncolytics Biotech® Inc. September 30, 2025 Management Discussion & Analysis
99.3	Certification of September 30, 2025 interim filings - CEO
99.4	Certification of September 30, 2025 interim filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: November 12, 2025	By:	/s/ Kirk Look Kirk Look Chief Financial Officer